

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 12, 2016

Ulrik Moll
Chief Executive Officer
NABUfit Global, Inc.
626 East 1820 North
Orem, UT 84097

> **Re: NABUfit Global, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed May 5, 2016**
> **File No. 333-210325**

Dear Mr. Moll:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2016 letter.

Explanatory Note, page 4

1. Please revise the Public Offering Prospectus and Resale Prospectus as necessary to remove inconsistencies in the description of your offering as revised. We note by way of example that the first bullet point in this section states that the shares in the public offering will be sold "from time to time" and "on terms that the registrant will determine at the time of the offering." The first sentence on the prospectus cover page also contains similar language as the first bullet point in this section. This disclosure is inconsistent with your description of the public offering, including the fixed price and the duration of the offering.

Public Offering Prospectus

Prospectus Cover Page

2. As it does not appear that you have made arrangements to place the proceeds in an escrow account prior to the completion of this offering, please disclose that in this section and describe the effect of this on investors. Refer to Item 501(b)(8) of Regulation S-K.

About This Prospectus, page 8

3. Please revise this section to eliminate any references to a shelf registration process for the public offering. We note that there is similar language in The Offering section on page 13. Please revise the public offering prospectus to eliminate such inconsistencies.

Plan of Distribution, page 81

Derivative Transactions and Hedging, page 82

4. We note your response to our prior comment 2. Please revise this section to remove any references to underwriters.

Exhibit 5.1

5. Please have counsel define the capitalized term Securities in the last paragraph on the first page of the opinion or revise. Additionally, assumptions (v), (vii), and (viii) in the same paragraph are not appropriate for a continuous offering which will commence promptly. Please have counsel revise accordingly.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: J. Martin Tate, Esq.